

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 5, 2017

William R. McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, Georgia 30328

> **Re:** **Atlanticus Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-53717**

Dear Mr. McCamey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

How Do We Collect?, page 3

1. We note on page 4 that you "re-age" customer accounts and that this may affect delinquencies and charge-offs, potentially delaying or reducing such delinquencies and charge-offs. Please tell us and revise future filings to describe in detail for each period presented and by class of receivable, the amount of receivables re-aged at period end, describe the nature and terms of the modifications to re-aged accounts, more clearly describe how the re-aging provides a benefit to the customer and quantify the estimated impact to delinquent loans and charge-offs. Please provide us your proposed revised disclosures in your response.

2. Please tell us how you determined that re-aged receivables are not troubled debt restructurings considering the guidance in ASC 310-40.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit and Other Investments Segment, page 23

3. Please revise future filings to provide discussion and analysis, including asset quality and yield metrics, based on the nature of the receivables (e.g. point-of-sale, direct-to-consumer personal finance, etc.) for your Credit and Other Investments segment. Also, please disclose the receivables balance at each period end and the originations during each period by the nature of receivable. Please provide us your proposed revised disclosures in your response.

Definitions of Financial Operating and Statistical Measures, page 28

4. We note your definition of Total Yield Ratio, Combined Gross Charge-off Ratio, and Adjusted Charge-off Ratio on page 28 and your discussion of Managed Receivables on page 23. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP or Commission Rules. Please revise future filings to include the disclosures required by Regulation G and Item 10 of Regulation S-K. Please ensure that your revised disclosure presents the most directly comparable GAAP measure with equal or greater prominence. Please provide us your proposed revised disclosures in your response.

5. Please tell us how you considered whether these measures use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services